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MAR 0 3 2003



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41505

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/ 01 / 02 (MM/DD/YY) AND ENDING 12 / 31 / 02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Boulevard, Suite 2100
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Mairs (312) 341-0050
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

9-10-03 9-19-03

OATH OR AFFIRMATION

I, **Debra Mairs**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Melvin Securities, LLC**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Signature

Chief Operating Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Melvin Securities, LLC

Financial Report
December 31, 2002



SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH, D.C. 203 SECTION

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Melvin Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2002, and the related statements of operations, members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
January 31, 2003

MELVIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$	45,355
Receivable from broker-dealers		799,113
Securities owned, at market value		554
Exchange memberships, at cost (market value $13,000)		7,500
Due from affiliate		1,715
Furniture and equipment at cost, less accumulated depreciation of $30,982		8,788
Other assets		1,164
	$	864,189

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	151,595
Members' Capital		712,594
	$	864,189

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2002

Revenue:		
Trading gains and losses, net	$	2,518,736
Brokerage commissions, net		1,158,257
Underwriting fees		268,592
Other		16,836
Total revenue		3,962,421
Expenses:		
Employee compensation and related benefits		1,078,579
Commissions, floor brokerage and clearance		1,901,725
Interest expense		298,943
Professional fees		81,736
Rent and occupancy		202,874
Other		394,175
Total expenses		3,958,032
Net income	$	4,389

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC

STATEMENT OF MEMBERS' CAPITAL
Year Ended December 31, 2002

	General Member	Class B Members	Total
Balance, December 31, 2001	$ 717,352	$ 20,853	$ 738,205
Members' withdrawals	-	(30,000)	(30,000)
Transfer between members	(9,147)	9,147	-
Net income	4,389	-	4,389
Balance, December 31, 2002	$ 712,594	$ -	$ 712,594

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net income	$ 4,389
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	14,718
Gain on sale of exchange membership	(8,000)
(Increase) decrease in operating assets:	
Receivable from broker-dealers	1,175,767
Securities owned	1,294,915
Due from affiliate	(1,575)
Other assets	29,267
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	(2,231,535)
Due to affiliate	(28,727)
Accounts payable and accrued expenses	(216,629)
Net cash provided by operating activities	32,590
Cash Flows From Investing Activities	
Purchase of equipment	(3,300)
Proceeds from the sale of investment in limited liability company	10,014
Proceeds form the sale of exchange membership	15,000
Net cash provided by investing activities	21,714
Cash Flows From Financing Activities	
Members' liquidating withdrawals	
Net cash used in financing activities	(30,000)
Net increase in cash and cash equivalents	24,304
Cash and cash equivalents:	
Beginning of year	21,051
End of year	$ 45,355
Supplemental Disclosure of Cash Flow Information	
Cash payments for interest	$ 298,943

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business

Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) conducting business as an institutional broker, floor broker and registered market maker on the Chicago Stock Exchange, Inc. (CHX). The Company is also registered as an introducing broker with the National Futures Association. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings. The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Note 2. Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all demand deposits and investments with daily maturities to be cash equivalents.

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities transactions: Securities owned are corporate stocks which are marked to market with related unrealized gains and losses recognized currently in income.

Exchange memberships: Exchange memberships are carried at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment in value occurred in 2002. Market values are based on the last quoted sale.

Furniture and equipment: Furniture and equipment consist of furniture and computer equipment and are being depreciated over the useful lives of the assets, generally five years, primarily by the straight-line method.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The members separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

Note 3. Related Parties

For the year ended December 31, 2002, the Company paid affiliates for certain shared administrative costs totaling $18,286. The Company also charged an affiliate for certain shared administrative costs. The amount due from the affiliate at December 31, 2002, for shared administrative costs totaled $1,715.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequently. The Company monitors such risk on a daily basis.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $693,344 which was $443,344 in excess of its required net capital of $250,000. The Company's net capital ratio was .22 to 1.

MELVIN SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 **SCHEDULE I**
December 31, 2002

Total members' capital			$	712,594
Deductions and/or charges:				
Nonallowable assets:				
Exchange memberships	$	7,500		
Due from affiliate		1,715		
Furniture and equipment		8,788		
Other assets		1,164		19,167
Net capital before haircuts on securities positions				693,427
Haircuts on securities				
Other securities				83
Net capital				693,344
Minimum net capital requirement				250,000
Excess net capital			$	443,344
Aggregate indebtedness				
Accounts payable and accrued expenses,				
Total aggregate indebtedness			$	151,595
Ratio of aggregate indebtedness to net capital				.22 to 1

Statement pursuant to paragraph (d) of rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Focus report as of December 31, 2002, filed on January 27, 2003.

MELVIN SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

SCHEDULE II

None.

The Company is exempt from rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

SCHEDULE III

None.

The Company is exempt from rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Melvin Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Melvin Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of members, the SEC, the Chicago Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

McGladrey & Pullen, LLP

Chicago, Illinois
January 31, 2003